March 14, 2005

Dear Shareholder,

Once again, on behalf of management and the Board of Directors of Titan Trading Analytics Inc., I would like to acknowledge and thank you for your continued patience and support. We have worked very hard this past year to improve the software and processes of the Company, and have succeeded well beyond our initial expectations.

As President of Titan, I have implemented various measures and selected a management team that will enable Titan to achieve its goals and attain profitability for its shareholders. Currently, the Board of Directors has four members, including myself, Michael Gossland, Philip Carrozza, II and Robert Roddick. We are pleased to report that Richard Sharples has agreed to stand for election as a Director at the annual and special meeting of shareholders. Mr. Sharples is an independent businessman, and will be a member of the Company’s Audit Committee.

Many of you are aware that Michael Gossland, a Director and the Chief Technology Officer for Titan, has worked for the last two years to create Titan’s new trading platform, called TOPS (Titan’s Order Processing System). Mr. Gossland has worked very closely with Mr. Carrozza, our head trader and Director of US Trading Operations located in West Palm Beach, Florida. Mr. Carrozza’s primary focus is now to trade blue chip stocks using the powerful TOPS software. On February 22, 2004, we announced that Mr. Carrozza began trading Titan’s own account on December 15, 2004, beginning with US $75,000.00. In 60 days, not all of them trading days, the account appreciated to $89,087.00, an annualized profit of 116%.

With Mr. Carrozza and the TOPS software at the centre of our revenue stream, the office in West Palm Beach will serve as a training centre and a base for traders. Mr. Carrozza is presently working with other experienced traders in the use of the TOPS program. In the near future, we expect to be working with traders from other large New York and Florida based investment and trading firms.

Recently, we announced that Titan has signed an agreement with the St. James Investment Group of West Palm Beach to act as consultants to the Company. They will assist Titan in various corporate matters including structure and growth, investment banking, financing and the creation of a comprehensive business plan. Our agreement with the St. James Investment Group also includes their commitment to expand our shareholder and equity base.

In addition to completing the TOPS software, we have continued to improve upon and trade our proprietary N1 Expert trading system. The N1 Expert system is designed to profit from large multi-day moves on the S&P 500 stock market index by identifying times to buy or sell the S&P futures contract. We have used the system to trade 1 to 2 futures contracts at a time for a total of approximately 72 trades. With the N1 Expert software, a totally automated system, the account has earned approximately $116,000.00 in trading profits, a return of roughly 50% per year.

Titan also announced the creation of its first limited partnership, Titan Trading Limited Partnership 1 (“TTLP1”). The general partner is Titan Trading GP Inc., a wholly owned subsidiary of Titan Trading Analytics Inc. The fund will offer 100 units to “accredited investors” at US $10,000.00 per unit, and will trade the funds using our TOPS software and N1 Expert System. The profits will initially be divided on the basis of 80% to the limited partners and 20% to the general partner, and the Company will also receive an annual administration fee of 2% of the net asset value of the fund. Our goal is to raise the sum of $500K for this fund, and we anticipate that trading will commence in the spring of this year.

After all the extensive work in the development of our two programs, we now look forward to establishing and growing our revenue. We will do this by trading Titan’s own account with the funds raised under the limited partnership and by entering into a series of licensing or trading agreements with large investment firms. We have also completed initial discussions with an internationally recognized currency trader and hedge fund manager, who we expect will be joining Titan on a part-time basis in the near future. This highly regarded and successful trader will be involved with currency trading and fund management for the Company.

For more information on the foregoing, or with respect to other corporate matters, please contact Randy Hayward, Communications Officer, located in our Edmonton office at (780) 930-7072.

Once again, we thank you for your patience, and confirm our belief that Titan is on the road to profitability this year. We remain committed to increasing shareholder value, and feel strongly that the Company has a very promising future.

Sincerely yours,

Dr. Ken Powell

HEAD OFFICE:  18104 – 102A Avenue, Edmonton, AB  T5S 1S7

Ph:  780.930.7072  •  Fax:  780.930.7073

U.S. OFFICE:  Suite 1004 – 1005, Harvey Building, 224 Datura Street, West Palm Beach, Florida  33401

Ph:  561.653.0037